		EXHIBIT 12b

CLECO POWER LLC
COMPUTATION OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the		For the
	three		twelve
	months ended		months ended
	March 31, 2003
	(Thousands, except ratios)

Earnings from operations	$ 15,937		$ 61,414
Income taxes	6,428		30,675

Earnings from operations before income taxes	$ 22,365		$ 92,089

Fixed charges:
Interest, long-term debt	$ 5,990		$ 24,773
Interest, other (including interest on short-term debt)	879		4,324
Amortization of debt expense, premium, net	258		983
Portion of rentals representative of an interest factor	155		530

Total fixed charges	$ 7,282		$ 30,610

Earnings from operations before income taxes
and fixed charges	$ 29,647		$ 122,699

Ratio of earnings to fixed charges	4.07	x	4.01	x